SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)

                               Delphi Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    247126105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 1, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     32,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     32,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,025,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     32,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     32,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,025,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     32,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     32,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,025,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     32,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     32,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,025,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     32,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     32,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,025,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     32,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     32,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,025,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     32,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     32,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,025,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 247126105
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Delphi Corporation (the "Issuer"), Common Stock, $0.01 par value (the "Shares")

     The address of the issuer is 5725 Delphi Drive, Troy, Michigan 48098.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C., ("HMC Management"), the sole investment manager of the Master Fund, HMC Investors, L.L.C., ("HMC Investors") the managing member of HMC Management, Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a member of HMC who acts as the portfolio manager of the Master Fund, Raymond J. Harbert, a member of HMC, and Michael D. Luce, a member of HMC (each of the Master Fund, HMC Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management and HMC Investors is a Delaware limited liability company. HMC is an Alabama corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of HMC Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 32,025,000 Shares.

As of the date hereof HMC Management may be deemed to beneficially own 32,025,000 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 32,025,000 Shares.

As of the date hereof HMC may be deemed to beneficially own 32,025,000 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 32,025,000 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 32,025,000 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 32,025,000 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value. In particular, the Issuer is in a reorganization case under title 11, United States Code, and the Reporting Persons reserve their right to influence such reorganization.

The Master Fund joined an Ad Hoc Equity Committee of Delphi Corporation (the "Ad Hoc Committee"). Notwithstanding the Reporting Persons' participation in the Ad Hoc Committee, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer; therefore, the Reporting Persons disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants of the Ad Hoc Committee.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's creditors, the Court, the Issuer's shareholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 32,025,000 Shares, constituting 5.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of September 30, 2005.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,025,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 32,025,000 Shares.

(a, b) As of the date hereof, HMC Management may be deemed to be the beneficial owner of 32,025,000 Shares, constituting 5.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of September 30, 2005.

     HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,025,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 32,025,000 Shares.

HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 32,025,000 Shares, constituting 5.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of September 30, 2005.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,025,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 32,025,000 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 32,025,000 Shares, constituting 5.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of September 30, 2005.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,025,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 32,025,000 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 32,025,000 Shares, constituting 5.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of September 30, 2005.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,025,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 32,025,000 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 32,025,000 Shares, constituting 5.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of September 30, 2005.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,025,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 32,025,000 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 32,025,000 Shares, constituting 5.7% of the Shares of the Issuer, based upon 561,781,590 Shares outstanding as of September 30, 2005.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 32,025,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 32,025,000 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
________________________

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
---------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
---------------------------

Harbert Management Corporation

By: /s/ Joel B. Piassick
---------------------------

/s/ Philip Falcone
---------------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------------
Michael D. Luce


June 12, 2006



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated June 12, 2006 relating to the Common Stock, $0.01 par value of Delphi Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
---------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
---------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
---------------------------

Harbert Management Corporation

By: /s/ Joel B. Piassick
---------------------------

/s/ Philip Falcone
---------------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------------
Michael D. Luce

June 12, 2006

                                                                Exhibit B


                Transactions in the Common Stock, $0.01 par value


         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

              Date of               Number of Shares           Price per Share
            Transaction             Purchase/(Sold)
              04/20/06                  300,000                    0.710000
              04/21/06                  277,500                    0.759000
              04/21/06                  468,000                    0.766500
              04/21/06                  300,000                    0.771700
              04/24/06                  500,000                    0.778000
              04/25/06                  500,000                    0.738800
              04/25/06                  420,000                    0.723400
              04/26/06                   50,000                    0.725000
              04/26/06                  315,000                    0.740500
              04/27/06                  209,250                    0.750000
              04/27/06                  200,000                    0.755000
              05/01/06                  312,650                    0.740000
              05/02/06                 2,300,000                   0.796100
              05/02/06                  500,000                    0.795800
              05/02/06                  300,000                    0.825400
              05/05/06                  375,000                    0.990300
              05/08/06                  685,250                    0.973300
              05/10/06                  500,000                    1.130100
              05/10/06                  750,000                    1.122000
              05/11/06                  500,000                    1.398100
              05/11/06                  525,000                    1.390500
              05/25/06                  350,000                    1.294900
              05/25/06                  250,000                    1.300000
              05/25/06                  150,000                    1.300000
              05/25/06                  250,000                    1.310000
              05/26/06                  250,000                    1.380000
              05/30/06                  250,000                    1.470000
              05/31/06                 1,425,000                   1.598175
              05/31/06                 1,650,000                   1.727000
              05/31/06                 1,400,000                   1.766100
              05/31/06                  450,000                    1.760800
              06/01/06                 1,150,000                   1.859300
              06/01/06                  200,000                    1.780000
              06/01/06                 1,000,000                   1.860000
              06/01/06                 1,000,000                   1.895900
              06/01/06                  200,000                    1.890000
              06/01/06                  200,000                    1.830000
              06/01/06                  475,000                    1.877900
              06/05/06                  275,000                    1.819900
              06/05/06                 1,025,000                   1.828400






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